UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 3561
      June 18, 2007

William Weksel
Chief Executive Officer
Alyst Acquisition Corp.
233 East 69th Street, #6J
New York, NY 10021

Re:		Alyst Acquisition Corp.
      Amendment No. 3 to Registration Statement on Form S-1
      Filed June 1, 2007
		File No. 333-138699

Dear Mr. Weksel:

      We have reviewed your filing and response letter dated June
1,
2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Please be as detailed as necessary in your response to our comments. After reviewing this information, we may raise additional comments.
Feel
free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note your response to comment 2 from our letter dated
February
16, 2007 and the statement on page 13 that the indemnification obligations are expected to be "minimal." Please revise the summary and page 13 to state, if true, that the indemnification obligations are expected to be no more than $15,000, the amount disclosed in the last paragraph on page 8.

2. Please revise page 2 to disclose the required shareholder vote to consummate a business transaction.

3. Also, disclose that although management`s and insiders` votes will have no effect on the vote, any shares they purchase after the offering and in the open market may be voted to approve a proposed transaction, even if such votes would determine whether or not the transaction is approved. See prior comment 3 from our letter dated
February 16, 2007. Advise us if you anticipate establishing a 10b5-1 plan or other arrangement for any such purchases.

4. We note the additional disclosure on page 18 and the statement that you have increased the conversion threshold to reduce the likelihood that a small group of investors holding a block of your stock will be able to stop you from completing a business combination. Revise to address the source of this belief. In addition, address the extent to which your decision took into account that (1) the higher threshold limits shareholder protections afforded
to shareholders of traditional SPACs and blank check issuers, and
(2)
the ability to consummate a transaction despite shareholder disapproval in excess of what would be permissible in a traditional
SPAC may be viewed negatively by potential investors seeking shareholder protections consistent with traditional SPAC offerings.

Risk Factors, page 11

5. We note your disclosures on page 14 regarding the need to maintain an effective registration statement covering the exercise of the warrants. Given that the warrants may expire worthless if there is no effective registration statement, there would appear to be the risk that a purchaser in the proposed offering may have paid the full purchase price for the shares underlying the unit. Please revise your disclosures accordingly, or tell us why you believe that no revisions are required.

Proposed Business, page 30

6. We note the revised disclosure on page 31. Please revise to identify in how many of the 27 transactions each individual undertook the primary role in identification of the target, negotiation of the deal terms and oversight of due diligence.

Conversion rights, page 34

7. We note the new disclosure concerning the possibility of requiring shareholders seeking to convert to tender shares prior to the vote.
In issuing the following comments, please know that we are particularly concerned with the procedures that shareholders must follow in electing to convert their shares as well as the timeframe available to them to perfect their rights. Accordingly,

* Please provide clear disclosure in summary regarding additional steps that may be required to elect conversion;
* Add clear disclosure explaining the reason for requiring that shareholders tender certificates prior to the vote, when there is no guarantee that conversions will occur;
* Provide clear disclosure as to the minimum amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Explain whether the minimum amount would be sufficient for an average investor to meet the steps required to exercise their conversion rights;
* Clarify whether investors who attend the meeting will be able to tender their shares in person at the time of the meeting;
* Provide clear disclosure regarding any costs associated with tendering the physical or electronic shares and any other requirements or steps to elect conversion. With a view to disclosure, tell us why shareholders are not being requested to transfer shares to the transfer agent a reasonable time after the meeting and approval of the transaction, so that no extraneous steps would be necessary on the part of shareholders transferring shares in the event the business transaction is rejected;
* We note that these additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders potentially not meeting all of the requirements for conversion. Please revise the summary to contrast your procedures for conversion with the conversion process of the traditional SPAC, including any fees and steps that would be necessary even if conversions do not occur. Please add a risk factor highlighting the additional steps and differences between your procedures and the conversion feature of a traditional SPAC. To the extent you have considered whether the additional step may minimize conversions and avoid further indebtedness or possible rejection of the proposed transaction, revise to clarify; and
* Please explain the procedures you will follow assuming a shareholder tenders his shares, the merger is voted down, and you wind up your affairs.

Conflicts of Interest, page 45

8. We note your response to prior comment 7 and the revised disclosure on page 46. However, the statement that officers have contractually agreed to present business opportunities to you first does not convey meaningful information without explaining how such obligations are "subject to any pre-existing fiduciary or contractual obligations." Please revise to disclose such obligations, identify the relevant entities and identify the order of priority for each such competing obligation.



Closing Statements

      As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Raquel Howard at (202) 551-3291 or Terence
O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact
James
Lopez at (202) 551-3536 with any other questions.

Sincerely,


John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: 	David Alan Miller, Esq. (by facsimile)
      	(212) 818-8881




William Weksel
Alyst Acquisition Corp.
June 18, 2007
Page 1